SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Submission For the month of February 2006.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: February 15, 2006
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

Quarterly Financial Statements

QI SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED DECEMBER 31, 2005

NOT AUDITED OR REVIEWED BY EXTERNAL AUDITORS

QI SYSTEMS INC.

Consolidated Balance Sheets

As at December 31, 2005 and June 30, 2005

Expressed in US Dollars

Unaudited

	December 31, 2005	June 30, 2005
	($)	($)

ASSETS
Current
Cash	350,785	59,950
Receivables	80,777	40,784
Share subscriptions receivable	22,824	6,635
Prepaid expenses	208,050	410,545
Inventory	191,873	192,237
	854,309	710,151

Property, plant and equipment	24,290	9,106
	878,599	719,257

LIABILITIES
Current
Payables and accruals	377,922	808,094
Shareholder loans	1,283	21,392
Deposits received	26,399	16,578
	405,604	846,064

SHAREHOLDERS’ DEFICIENCY
Share capital	13,238,801	11,225,477
Share capital subscribed	-	692,333
Value allocated to stock options	310,488	260,318
Deficit	(13,022,659)	(12,218,019)
Cumulative translation adjustment	(53,635)	(86,916)
	472,995	(126,807)
	878,599	719,257

On behalf of the Board of Directors:

	“Steven R. Garman”	“Matthew Yugovich”
	Steven R. Garman, Director	Matthew Yugovich, Director

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the three and six months ended December 31, 2005 and December 31, 2004

Expressed in US Dollars

Unaudited

	Three months ended		Six months ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
	$	$	$	$

Revenues	72,767	120,152	122,966	271,521

Cost of goods sold	34,319	69,038	53,464	130,841
	38,448	51,114	69,502	140,680

Expenses
Administration	194,755	95,207	369,207	183,156
Amortization	1,173	1,282	2,345	2,497
Development costs	31,936	72,550	80,435	143,865
Financing costs and interest	491	1,083	1,411	1,382
Investor relations	125,886	-	268,067	-
Sales and marketing	31,179	64,790	68,677	111,427
Stock-based compensation	24,836	-	49,263	-
Professional fees	62,122	10,007	77,415	26,618
	472,378	244,919	916,820	468,945

Operating loss	(433,930)	(193,805)	(847,318)	(328,265)
Interest income	-	899	-	1,175
Gain on settlement of debt	42,678	598	42,678	22,167
Net loss	(391,252)	(192,308)	(804,640)	(304,923)

Deficit, beginning of period	(12,631,407)	(11,348,455)	(12,218,019)	(11,235,840)
Deficit, end of period	(13,022,659)	(11,540,763)	(13,022,659)	(11,540,763)

Loss per share – basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Cash Flow

For the three and six months ended December 31, 2005 and December 31, 2004

Expressed in US Dollars

Unaudited

	For the three months ended		For the six months ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
	($)	($)	($)	($)

Cash flows related to operating activities
Net loss for the period	(391,252)	(192,308)	(804,640)	(304,923)
Adjustments to reconcile net loss used in operations
Stock-based compensation	24,836	-	49,263	-
Employment incentive paid with shares	37,500	-	37,500	-
Investor relations	111,167	-	222,333	-
Gain on settlement of debt	(42,678)	(598)	(42,678)	(22,167)
Amortization	1,173	1,282	2,345	2,497
	(259,254)	(191,624)	(535,877)	(324,593)
Changes in non-cash working capital items
Receivables	(42,979)	100,154	(39,993)	(17,272)
Share subscriptions receivable	(14,155)	-	(16,189)	-
Prepaid expenses	97,456	(5,726)	202,495	(5,307)
Inventory	(269)	22,710	364	(27,591)
Payables and accruals	(249,529)	(43,830)	(430,172)	23,156
Deposits received	(2,143)	2,631	9,821	(10,515)
	(470,873)	(115,685)	(809,551)	(362,122)

Cash flows related to investing activities	(8,276)	-	(17,681)	-

Cash flows related to financing activities
Proceeds from (repayment of) shareholder loans	-	(148,338)	(20,109)	6,829
Proceeds from issuance of capital, net of issue costs	-	275,000	992,175	275,000
Proceeds from exercise of stock option warrants	158,000	-	206,666	17,200
Proceeds from share capital subscribed	-	-	-	87,300
	158,000	126,662	1,178,732	386,329
Effect of foreign currency translation on cash	(41,028)	(22,184)	(60,665)	(12,231)
Net increase (decrease) in cash	(362,177)	(11,207)	290,835	11,976
Cash and cash equivalents (cash deficiency), beginning of period	712,962	35,341	59,950	12,158
Cash and cash equivalents, end of period	350,785	24,134	350,785	24,134

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

December 31, 2005

Expressed in US Dollars

Unaudited

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements.

In the opinion of management, all adjustments necessary for fair presentation of the Company’s financial position, results of operations and cash flows as at December 31, 2005 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s audited financial statements for the fiscal year ended June 30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

QI Systems Inc.

Management Discussion and Analysis

For the Quarter and Six Months Ended December 31, 2005

All figures expressed in US Dollars except where noted

February 13, 2006

Note to Readers - Financial results for the three and six months ended December 31, 2005 have not been reviewed by the Company’s Auditors.

  The following discussion and analysis of the results of operations and financial position of QI Systems Inc. (“QI” or “the Company”) is prepared as of February 8, 2006 and should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three and six months ended December 31, 2005 and the Company’s audited consolidated financial statements and notes thereto for the year ended June 30, 2005.

  The Company’s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and the same accounting principles used for the June 30, 2005 consolidated financial statements have been used for preparing the December 31, 2005 quarter results. The Company’s reporting currency is the US Dollar. Other currencies are referenced.

Overall Performance

The Company operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart card systems for various vertical markets including vending machines, parking meters, gaming, photocopiers, laundry machines and water operators. QI’s products have been installed in Canada, the United States of America, Venezuela, the United Kingdom and Norway.

In the quarter ended December 31, 2005 the Company achieved sales of $72,767, which is an increase of $22,568 or 45% compared to sales in the preceding quarter. Most of the sales posted in the quarter were to clients operating in the parking industry. Sales to clients operating in newspaper vending industry were the next largest segment of customers.

The Company incurred a net loss of $391,252 in the quarter ended December 31, 2005, compared to a net loss $413,388 in the quarter ended September 30, 2005 and has incurred losses in past periods. Losses were funded by working capital and the exercise of stock purchase warrants. Financing activity during the quarter ended December 31, 2005 related to the exercise of warrants netted cash of $158,000 to the Company. Cash at hand at December 31, 2005 was $350,785 compared to $712,962 held at September 30, 2005. The Company expects to be able to fund working capital deficiencies in future periods with existing cash flow and the issuance of equity.

Results of Operations

For the three months ended December 31, 2005

Revenues during the three months ended December 31, 2005 were $72,767 derived from the sale of smart card systems and ancillary products to the Company’s client base, fundamentally within the parking industry. Quarterly sales of the Company’s products increased 45% with respect to sales achieved in the preceding quarter. This represents $22,568 in additional sales. Sales continue to be concentrated in a few clients. Compared to the quarter ended December 31, 2004 (“the comparative quarter”), sales decreased by 40%, or $47,385. The decrease in sales is the result of seasonal demand changes from QI’s most significant client in the parking industry. The Company has received a significant sales order from this client, part of which was expected to be delivered in December 2005 and will now be delivered in Q3, contributing to increased sales in the next quarter.

Cost of sales during the period was $34,319, which represents 47% of sales, a margin improvement from total cost of sales of $69,038 (58% of sales) in the comparative quarter. Gross Margins were $38,448 or 53% of sales (comparative quarter: 42% of sales).

The Company’s expenses in the quarter are categorized as Administration, Amortization, Corporate Finance, Development Costs, Financing Costs and Interest, Investor Relations, Sales and Marketing and Professional Fees.

During the second quarter of fiscal 2006, Administration expenses were $194,755, up from $174,452 in the preceding quarter and up from $95,207 in the comparative period. The major Administration expenses are salaries and benefits paid to employees performing administrative duties of $140,515 and $15,619 of rent expense.

Development costs in the quarter ended December 31, 2005 were $31,936 (comparative period: $72,550) of which the most significant expense is for salaries and benefits paid to employees involved in the development of the Company’s products of $30,943 in the quarter. The reduction in cost results from a R&D reorganization that resulted in certain positions being eliminated. In the same period, as a cost savings initiative, the Company did not incur the same level of development consulting fees. The Company anticipates that development costs may increase in Q3 or Q4 of fiscal 2006 to accommodate the Company’s projected increased commercial activity.

During the quarter the Company incurred investor relations expense of $125,886, substantially most of which refers to the amortization over one year of the cost attributed to shares committed for issuance to an investor relations provider. Other costs are for consulting fees provided to the Company with regards to investor relations. In the comparative quarter, the Company did not incur any investor relations or corporate finance expenses.

Sales and marketing expense in the quarter ended December 31, 2005 was $31,179 (comparative period: $64,790) which consists fundamentally of salaries, benefits and consulting fees. The reduction in sales expenses results from the departure in early fiscal 2006 of the Company’s former VP of Sales and Marketing, who has not been replaced as his responsibilities have been absorbed by the Company’s CEO and CFO/COO, who are charged to General and Administrative expenses.

Professional fees of $62,122 during the quarter ended December 31, 2005 were incurred for legal fees incurred in connection with regulatory and compliance work, particularly in relation to the Company’s anticipated change of domicile into the United States of America. This represents an increase of $52,115 from the comparative period.

QI recorded an operating loss of $433,930 in the quarter ended December 31, 2005, compared to an operating loss of $193,805 in the comparative period due to the increase in expenses outlined above.

In the quarter ended December 31, 2005, the Company recorded a Gain on Settlement of Debt of $42,678, most of which is associated with the cancellation of interest charged by a former supplier for an aged accounts payable. In the comparative quarter, the Company posted a considerable lower gain on settlement of debt of only $598.

In the quarter ended December 31, 2005, QI posted a net loss of $391,252, or $0.01 per share, compared to a net loss of $192,308 or $0.01 in the comparative period.

As anticipated, the Company incurred investing activities of $8,276 for purchase of various computer equipment. QI did not have any investing activities in the comparative quarter. QI will face the need to incur further capital expenditures in fiscal 2006 to upgrade certain hardware used by its employees to perform their development duties.

In the period, the Company received $158,000 from the exercise of stock purchase warrants (see Liquidity).

At December 31, 2005 the Company’s cash position was $350,785, with working capital of $448,705.

For the six months ended December 31, 2005

Revenues during the six months ended December 31, 2005 were $122,966 compared to sales of $271,521 in the six months ended December 31, 2004 (“the six-month comparative period”). Sales were lower due to temporary lower demand from a client in the parking industry.

Cost of sales during the period went down to $53,464, or 43% of sales, compared to $130,841, or 48% of sales, in the six-month comparative period.

During the six months ended December 31, 2005 Administration expenses were $369,207 compared to $183,156 for the comparative period. This increase results primarily from the hiring of a full time CFO/COO in fiscal 2006 and from increased selling activity performed by the Executive staff since it has not replaced the VP of Sales and Marketing who resigned in the first quarter.

Development costs in the six months ended December 31, 2005 were $80,435 compared to $143,865 following a reorganization that eliminated certain development positions.

During the six-month period ended December 31, 2005 the Company incurred investor relations costs of $268,067 from the amortization of the cost of shares issued to an IR provider late in fiscal 2005, and from additional consulting fees in the field of investor relations. In the comparative six month period, the Company did not incur any investor relations, fundamentally because of limited capital raising activities.

Sales and marketing expense in the six months ended December 31, 2005 was $68,677 compared to $111,427 in the comparative six month period, a difference of $42,750 that is explained by the elimination of the salary paid to the former VP of Sales and Marketing, whose responsibilities have been absorbed by senior administrative officers, as shown by the increase in Administrative Expenses.

Professional fees of $77,415 include legal fees incurred in the six months ended December 31, 2005 in connection with regulatory and compliance work, most of which is related to the impending change of domicile of the Company to the United States of America. In the comparative six month period, professional fees of $26,618 were incurred for legal fees.

QI recorded an operating loss of $847,318 in the six months ended December 31, 2005, compared to an operating loss of $328,265 in the comparative six-month period. The Company recorded a Gain on Settlement of Debt of $42,678 mostly in connection with settlement of an outstanding major creditor. In the comparative six month period the Company posted a gain on settlement of debt of $22,167. In the six months ended December 31, 2005, QI posted a net loss of $804,640, or $0.02 per share, compared to a net loss of $304,923 or $0.02 per share in the comparative six-month period.

Summary of Quarterly Results

Qtr ended

Qtr ended

Qtr ended
				Qtr ended
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
Total revenues	$72,767	$50,199	$22,382	$96,208
(Net loss)	(391,252)	(413,388)	(495,358)	(181,897)
(Loss) per share, basic and diluted	(0.01)	(0.00)	(0.02)	(0.02)

	Qtr ended
Qtr ended

Qtr ended
				Qtr ended
	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Total revenues	$120,152	$151,369	$146,744	$76,323
(Net loss)	(192,308)	(112,616)	(441,490)	(149,614)
(Loss) per share, basic and diluted	(0.02)	(0.01)	(0.03)	(0.00)

Liquidity

QI has incurred operating losses in the reporting period and in past periods. Its ability to continue operating as a going concern is contingent on the Company being able to rely on equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

At December 31, 2005 the Company’s cash position was $350,785, with working capital of $448,705.

During the quarter ended December 31, 2005:

? The Company received $158,000 from the exercise of 790,000 stock warrants at an exercise price of $0.20.

? The Company issued 150,000 shares at a cost of $37,500 as an incentive payment to its new CFO/COO.

? The Company issued a total of 3,062,500 shares that were pending from the year ended June 30, 2005 in connection with an investor relation contract and finance fees associated with that contract.

? A total of 633,333 warrants with an exercise price of $0.20 expired unexercised on October 27, 2005.

? A total of 869,000 warrants with an exercise price of $0.35 expired unexercised on November 17, 2005.

As disclosed in Results of Operations, QI posted a net loss in the quarter of $391,252. Losses in subsequent periods will be reduced or eliminated if the Company is able to secure sales streams that are still not fully in place at the date of this report. Even if it achieves decreasing quarterly losses in subsequent periods, the Company may face the need to raise additional funding in the capital markets or through short or long-term debt in the near future, until it can achieve positive cash flows from operations.

The company is not subject to debt covenants and does not anticipate it will incur any default or arrears on payment of leases or debt principal or interest.

Capital Resources

The Company is not currently committed to further capital expenditures for the purchase of property, plant and equipment.

At December 31, 2005, the Company had outstanding 15,553,076 share purchase warrants (with exercise prices ranging from $0.25 to $0.30) and 1,076,000 share purchase options (with exercise prices ranging from $0.15 to $0.50).

Critical Accounting Estimates

  The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company’s assets and liabilities.

Changes in Accounting Policies Including Initial Adoption

There were no changes to the Company’s critical accounting estimates or accounting policies during the quarter ended December 31, 2005.

Other MD&A Requirements

As of February 13, the Company has 40,194,302 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com.

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this document, the words “believe,” “anticipates,” “expects” and similar expressions are intended to identify such forward-looking statements. The Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Form 52-109F2 Certification of Interim Filings

February 13, 2006

I, Robert I. McLean Jr., Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QI Systems Inc. (the issuer) for the period ending December 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 13, 2006

“Robert I. McLean Jr.”

__________________________

Robert I. McLean Jr.

Chief Financial Officer

Form 52-109F2 Certification of Interim Filings

February 13, 2006

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QI Systems Inc. (the issuer) for the period ending December 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 13, 2006

“Steve Garman”

__________________________

Steve Garman

Chief Executive Officer

News Releases

News Releases: January 2006

QI Systems Inc. Reports Steady Growth in USA Today Collegiate Readership Program

Dallas, Tex. & Richmond, British Columbia - Business Wire - January 11, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart-card payment and tracking solutions, today announced several new orders for its low-power hybrid card reader and newspaper-box controller system used in the USA Today Collegiate Readership Program.

There are now over 70 colleges participating in the program throughout the U.S. Recent and pending installations include:

  Baldwin Wallace College
  Berea, Ohio
  Colorado State University
  Fort Collins, Colorado
  East Carolina University
  Greenville, North Carolina
  Evangel University
  Springfield, Missouri
  Hartwick College
  Oneonta, New York
  John Carroll University
  University Heights, Ohio
  Lynn University
  Boca Raton, Florida
  Kent State University
  Kent, Ohio
  Nebraska Wesleyan University
  Lincoln, Nebraska
  Pittsburg State University
  Pittsburg, Kansas
  Slippery Rock University of Penn.
  Slippery Rock, Pennsylvania
  St. Cloud State University
  St. Cloud, Minnesota
  The University of Maine
  Orono, Maine
  The University of North Dakota
  Grand Forks, North Dakota
  Worcester State College
  Worcester, Massachusetts

QI and USA Today have been working together since the 1996 Olympics in Atlanta. As part of the VISA Cash payment program deployed at that event to highlight smart-card technology, QI supplied newspaper-box controllers configured to accept payment by VISA Cash cards. The QI controllers were installed in USA Today newspaper machines at MARTA transit stations throughout metropolitan Atlanta.

The USA Today Collegiate Readership Program is another example of QI's innovative yet practical use of technology to add value to the delivery of a wide array of goods and services. QI battery-powered controllers are utilized to confirm valid student ID cards and provide access to newspapers in machines placed at various campus locations.

USA Today initiated and still manages The Collegiate Reading Program, but on many campuses the program also includes newspapers from other publishers. The program goal is to enhance the learning environment by exposing students to the news in their living, learning and community spaces, thereby promoting greater civic literacy and global awareness on campus.

For more information about USA Today and The Collegiate Reading Program, please visit the following: http://www.usatoday.com/educate/readers/home.htm.

About QI Systems

QI Systems Inc. designs, develops and markets innovative chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Todd Lorenze
(407) 327-6444

QI Systems Inc. Begins Shipment of $225,000 in Orders to Montreal Customer

Dallas, Tex. & Richmond, British Columbia - Business Wire - January 26, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart-card payment and tracking solutions, today announced that it has started shipping a total of US$225,000 in orders for smart-card payment terminals to Cale Systems Inc., a leading parking-revenue systems developer based in Montreal, Quebec.

Originally scheduled for delivery in September and December of 2005, the shipments were delayed to allow for design changes that will enhance functionality and improve manufacture ability. Delivery should be complete by the end of April 2006. The outlook for additional orders thereafter is excellent.

Smart cards are gaining considerable momentum in the $15+ billion parking industry. System operators are now opting for electronic payment strategies that also incorporate greatly improved data collection in parking equipment. Both QI and Cale are well-positioned to capitalize on this industry development.

The Smart Card Alliance, a not-for-profit, multi-industry association working to accelerate the acceptance of smart-card technology, recently reported that many key benefits are being achieved through the use of smart-card technologies for parking, including improved customer service, increased operator revenue, increased operational efficiencies, stronger controls and security, and expanding market opportunities.

Cale (Canada) has been a customer of QI Systems since the year 2000, when QI first developed card-payment technology for use in Cale pay-and-display parking meters in Sherbrooke, Quebec as part of the largest North American installation of the Mondex stored-value card system.

Since that time, QI has worked with Cale to develop and support several smart-card systems and also to support credit-card payment abilities in Cale parking meters. Working together, QI and Cale have delivered best-of-breed card payment technologies now being utilized by Cale's various government and private-sector customers.

About Cale

Cale Systems Inc. is the wholly-owned Canadian subsidiary of Cale Access AB of Solna, Sweden. Established in 1955, Cale Access AB is now a leader in its field, with customer installations in over 30 countries worldwide. Its specialty is self-serve parking-revenue collection systems for both on-street and off-street use.

About QI

QI Systems Inc. designs, develops and markets innovative chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Todd Lorenze
(407) 327-6444

QI Systems Inc. Joins with International Consortium to Submit Bid for Middle East Project; Company CFO in Persian Gulf Region to Lead Initiative

Dallas, Tex. & Richmond, British Columbia - Business Wire - January 31, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart-card payment, access control and tracking solutions, today announced that it is leading an international consortium of companies bidding on a major project in the Middle East. QI's Chief Financial Officer, Robert McLean, is currently in the Middle East working with representatives of the partnering companies to prepare the group's bid.

The consortium, comprised of companies from four countries, also anticipates jointly pursuing additional business opportunities. The Middle East region is a strategically important market for state-of-the-art security technology. Visitor management, seaport and airport security, secure business-process transactions and facility access control are the focus of a number of proposed government initiatives designed to ensure citizen and traveler safety and to create a secure environment for business growth across the region.

"I am confident that QI's proven expertise in smart-card technology applications will serve us well as we broaden our marketing efforts with our partner companies," commented Steven Garman, President and CEO of QI Systems. "The worldwide opportunities for substantial growth in smart-card system deployments are numerous, and we intend to be a significant participant in that growth."

About QI

QI Systems Inc. designs, develops and markets innovative chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Todd Lorenze
(407) 327-6444

News Releases: February 2006

QI Systems Inc. Developing Products for RFID-Enabled Smart Card Applications

Dallas, Tex. & Richmond, British Columbia - Business Wire - February 8, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart card payment, access control and tracking solutions, today announced that QI product engineers are now developing hardware and software components that support RFID-enabled contactless payment systems.

RFID-enabled payment systems are rapidly gaining in popularity with merchants and consumers in the U.S. Small-value transactions can now be quickly completed using a payment card with a built-in microchip and wire-loop antenna utilizing very-short-range (several inches) radio waves to securely transmit account information from the card to the merchant point-of-sale terminal. There is no need for the merchant to swipe the card through a reader, so the cardholder always remains in control of the card and transaction time is optimized.

MasterCard, Visa and American Express are actively promoting contactless-payment versions of their cards. The International Standards Organization has established an implementation specification enabling these credit-card leaders to share a common transmission protocol. That in turn facilitates the programming of a single merchant point-of-sale terminal to accept and process transactions from all three companies' payment cards/devices. Merchants and cardholders alike should benefit significantly from the enhanced convenience and security offered by a broader selection of contactless payment solutions.

The adoption of ISO standardization by the credit card industry also creates a number of strategic opportunities for QI. Initial corporate projects using contactless cards will include applications for MasterCard PayPass® and stored-value initiatives using the ISO-compliant MIFARE® DESFire chip technology developed by Royal Philips Electronics, a world leader in establishing contactless smart-card standards.

About QI

QI Systems Inc. designs, develops and markets innovative chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Todd Lorenze
(407) 327-6444

QI Systems Inc. Now Headquartered in Dallas/Fort Worth Area; New Colleyville Offices to Open for Business on Monday, February 20, 2006

Dallas, Tex. & Richmond, British Columbia - Business Wire - February 15, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart card payment, access control and tracking solutions, today announced that effective February 20th, QI administrative personnel will be working from their new corporate offices in Colleyville, Texas.

The new offices are conveniently located in the Dallas/Fort Worth Metro area, just minutes from DFW Airport.

The Company's new corporate address is:

QI Systems Inc.
Suite 300
609 Cheek Sparger Road
Colleyville, Texas USA 76034
(817) 485-8111

The move of the Company's administrative offices to the United States will not impact the ongoing operations of QI's Canadian manufacturing and engineering facility, from which the Company will continue to design, build and ship its innovative smart-card products and related software solutions.

About QI

QI Systems Inc. designs, develops and markets innovative chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Todd Lorenze
(407) 327-6444

QI Systems Inc. Developing New Off-Line Data Collection Solutions to Meet Market Need; Growing Customer Requests Indicate Significant Sales Potential for QI

Dallas, Tex. & Richmond, British Columbia - Business Wire - February 22, 2006 - QI Systems Inc. (OTCBB:QIIIF), a leading developer and integrator of smart card payment, access control and tracking solutions, today announced that QI product engineers are developing the hardware/ software elements for new, best-of-breed data collection solutions designed for customers in the parking, water, electricity, natural gas and automated vending machine industries.

QI Systems currently offers its QLink line of data collectors using the QI SmartLink smart-card interface. QLink software, operating on various models of Palm, Compaq and HP PDA's, is presently being used for both transaction data collection and remote terminal setup and configuration. QI is now developing the next-generation QLink collector, with the objective of producing very robust, cost-effective solutions for the off-line data collection needs of a variety of industries and municipalities.

Richard Murray, P.Eng., QI's Senior Vice President and General Manager of Canadian Operations, commented, "We have recently been approached by several clients seeking an alternative data-collection solution for the GMX, a widely used data-transfer device produced by Gemplus S.A. We are actively working with these clients to develop and deliver an optimized product that will also appeal to a broad range of industrial and governmental users. I believe that other users may also have a need for a replacement for the GMX, which in turn may result in significant demand for our new QLink collector."

Murray added, "We are soliciting input from all operators, electronic-purse providers and systems integrators with a need for remote data-collection devices. We welcome your enquiries at this time to ensure that the solutions we create will fulfill your requirements."

For product assistance, send an e-mail to products@qisystems.ca, or call Richard Murray at (604) 248-2301.

About QI

QI Systems Inc. designs, develops and markets innovative chip-based card payment and tracking solutions for a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture. For more information about QI Systems Inc., visit http://www.qisystems.ca/.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements, as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Todd Lorenze
(407) 327-6444